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                                                                  EXHIBIT (a)(9)


                                    REMINDER

      AIMCO PROPERTIES, L.P. IS CONTINUING TO OFFER $38,250 PER UNIT WHICH
         IS THE HIGHEST PRICE CURRENTLY BEING OFFERED TO PURCHASE UNITS
                       OF LIMITED PARTNERSHIP INTEREST OF
                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                             -----------------------

                                      AIMCO
                    C/O RIVER OAKS PARTNERSHIP SERVICES, INC.
                                  P.O. BOX 2065
                     SOUTH HACKENSACK, NEW JERSEY 07606-2065
                        (888) 349-2005 OR (201) 896-1900

                                  June 23, 2000

Dear Limited Partner:

     We are continuing to offer to purchase units in your Partnership, Riverside Park Associates Limited Partnership for $38,250 per unit. Subject to the terms of the offer, we are offering to purchase any and all of the units in your partnership. Our offer price is $250 HIGHER than the price that has recently been offered by any unaffiliated third parties. IF IT IS LIQUIDITY YOU DESIRE, OUR OFFER PROVIDES YOU WITH THE GREATEST PURCHASE PRICE CURRENTLY BEING OFFERED.

     We are offering to purchase more Units than the unaffiliated third parties are currently offering to purchase. OUR OFFER PROVIDES YOU WITH THE GREATEST CHANCE TO RECEIVE THE HIGHEST PURCHASE PRICE CURRENTLY BEING OFFERED FOR THE GREATEST NUMBER OF UNITS.

     There are advantages and disadvantages to you of accepting or declining our offer. The terms of the offer are more fully described in the Offer to Purchase, dated May 15, 2000, a Supplement, dated June 14, 2000 and the enclosed Supplement, dated June 23, which you should read carefully. These documents describe the material risks and opportunities associated with the offer, including certain tax considerations. The general partner of the Partnership is our affiliate. The general partner of your partnership makes no recommendation as to whether you




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should tender or refrain from tendering your units in any offer. Although the general partner believes the offer of AIMCO Properties, L.P. is fair, the general partner also believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. However, the general partner notes that the our offer is currently at the highest price of the offers and if you wish to sell your units for cash, you should do so at the highest price. Therefore, the general partner recommends against tendering in the unaffiliated third parties' offer. LIMITED PARTNERS ARE URGED TO READ OUR OFFER TO PURCHASE, THE SUPPLEMENT AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

     You should be aware, however, that, as with any rational investment decision, we are making our offer with a view to making a profit.

     Our offer will expire on July 10, 2000, unless otherwise extended. If you have not already sent in your Letter of Transmittal to accept our offer, please remember, the enclosed letter of Transmittal must be received on or before July 10, 2000. If you have any questions concerning the terms of the offer, or need assistance in completing the forms necessary to tender your units, please contact our Information Agent, River Oaks Partnership Services, Inc., toll free at (888) 349-2005.

                                                     Very truly yours,



                                                     AIMCO PROPERTIES, L.P.